UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, October 24, 2008

To:

BOLSA DE COMERCIO

DE BUENOS AIRES

Re: Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR). Launch of Public Tender Offer to Repurchase Shares.

Ladies and gentlemen:

I am addressing this communication to the Bolsa de Comercio de Buenos Aires (the “BCBA”) in my capacity as attorney-in-fact of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (hereinafter the “Company” or “Edenor”) and in compliance with articles 2 and 3 of chapter XXI of the Comisión Nacional de Valores (“CNV”) Rules and article 23 of the BCBA Listing Regulation, to inform you that, at a meeting held on October 23, 2008, the Board of the Company decided to launch a public tender offer to repurchase its shares (the “Offer”) within the terms of Article 29, Chapter XXVII, Book 9 of the CNV Rules, all in accordance with Article 68 of Law 17,811 (as updated by Decree 677/2001).

The following are the main terms and conditions for the share repurchase of Edenor within the framework of the Offer, which will be further supplemented by the terms of any future announcements of the share repurchase public offer to be done by the Company in compliance with the CNV Rules:

•              Purpose of the Offer: The purpose of the Offer is to advance the best interests of the shareholders, who will increase their share in the assets and results of the Company at an implicit purchase price of those assets substantially lower than their book value (which reflects the acquisition cost originally paid by the Company) and, additionally, at a substantially lower value in relation to the regulated asset base in accordance with the current legal and regulatory framework.

•              Maximum amount to be invested: Up to AR$ 45,000,000.

•              Maximum amount of shares subject to the Offer: Up to 90,645,510 Class B and/or Class C common shares of the Company, each with a nominal value of AR$ 1 (one peso) per share and with right to 1 (one) vote (the “Shares”), which represent 10% of the capital stock of the Company.

•              Price to be paid for the Shares subject to the Offer: The price to be paid for the Shares subject to the Offer shall be determined by the Board of the Company on the date the Offer is approved by the CNV, and it shall be informed to the general public through the publications required by the applicable rules in respect of the approval of the Offer (including any modifications to the Offer required by the CNV). This price shall be within a range of AR$ 0.10 and AR$ 1 per Share.

•              Term of the Offer: The term of the Offer shall be five (5) trading days from the day after the date on which approval of the Offer by the CNV is obtained. However, (i) as this is an offer to purchase a maximum amount of shares, the expiration date shall be advanced (and the term of the Offer shall be reduced) to such date on which the maximum amount of shares subject to the Offer have been tendered (the “Expiration Date”), or (ii) if at the time of the expiration of the Offer the Company has not acquired the maximum amount of Shares subject to the Offer, the Company may elect to further extend the Offer as permitted by the applicable rules and subject to the relevant regulatory approvals and communications (the “Term of the Offer”).

•              Procedure for Acceptance and Adjudication: Tenders of shares (each, an order to sell) shall be adjudicated on a daily basis at the close of each trading day during the Term of the Offer, and such adjudication shall be definitive. The Company shall purchase from each shareholder those Shares tendered by such shareholder in the Offer; provided, however, that when the total number of orders to sell submitted during the entire Term of the Offer (subject to any reduction in accordance with section (i) of the title “Term of the Offer”) exceeds the maximum amount of Shares subject to the Offer, the orders to sell submitted during the Expiration Date shall be adjudicated on a pro rata basis among those shareholders who submitted orders to sell on the Expiration Date, and the pro rata adjudication shall be made taking into account: (i) the percentage that the orders to sell of each shareholder represents over the total amount of orders to sell received on the Expiration Date, and (ii) the amount of Shares subject to the Offer that remains available after execution of the adjudications of the orders to sell made during the Term of the Offer during the trading days preceding the Expiration Date, if any. The electronic negotiation system “SINAC” (Sistema Integrado de Negociación Asistida por Computador) of the Mercado de Valores de Buenos Aires shall be used for the registration of the effective purchases of Class B Shares made by the Company within the terms of the Offer, which shall be made on the next trading day immediately following the adjudication date. The Class B shareholders who wish to accept the Offer shall have to process their orders to sell through their stock exchange agents. For such purposes, the Company shall communicate the appointment of one or more stock exchange agents (the “Stock Exchange Agents”) who shall be in charge of the coordination of the Offer. The Class C shareholders who wish to accept the Offer shall have to communicate their orders to sell to the Stock Exchange Agents to the addresses to be communicated, where they will have available the relevant order to sell forms and the relevant drafts of the share purchase agreements for the Class C Shares to be signed by the Class C shareholders (along with any other document required by Caja de Valores S.A. in its capacity as register agent for the shares of the Company) to the extent that their orders to sell are adjudicated in accordance with this title. Such documents are available at the Company’s address, located at Azopardo 1025, piso 15, Ciudad Autónoma de Buenos Aires. The liquidation of the purchases shall be made within the term of seventy two (72) trading hours following (i) the registration of each purchase with the “SINAC”, in the case of the purchases of Class B Shares, and (ii) following the execution of the relevant share purchase agreement, in the case of the purchases of Class C Shares.

•              Origin of the funds: The share purchases shall be made by the Company with retained earnings as set forth in the financial statements for the six-month period ended on June 30, 2008, which were approved by the Board of the Company at the meetings held on August 6 and 7, 2008. The Company possesses the liquidity and capital resources necessary to consummate the Offer.

•              Conditions to the Offer: Subject to the terms and conditions of the Offer, the Offer shall be irrevocable for the total amount of Shares during the term referenced to in the title “Term of the Offer”. The Offer is subject to the ability of the accepting shareholders (i) to freely dispose of their Shares, and (ii) to transfer the Shares to the Company free of any lien, encumbrance, injunction or restriction, as a consequence of having complied with all and any procedures and requirements required to dispose of them.

•              Amount of outstanding shares: For information purposes, it is hereby informed that as of the date of this communication, the Company has 906,455,100 issued and outstanding shares.

•              Limits to the Offer: The Offer shall be made exclusively in the territory of the Republic of Argentina and in conformity with the LOP and any other applicable regulation in the Republic of Argentina and, consequently, the Offer does not constitute an offer to purchase or a solicitation of an offer to sell shares of the Company (including, without limitation, American Depository Shares (ADSs) or American Depository Receipts (ADRs)) in the United States of America or in any other jurisdiction in which such offers or solicitations are illegal or are restricted to any extent, and measures reasonably necessary to avoid the extension of the Offer to such jurisdictions shall be implemented in conformity with applicable laws and regulations.

•              Internal Communication: Directors, syndics and executive officers shall be informed that, pending the decision of the Company to repurchase its shares, they may not directly or indirectly sell those shares that they own or administer.

It is hereby informed that the Offer is subject to the obtainment of the relevant regulatory authorizations, which have not been granted as of the date of this communication. Edenor shall timely proceed to file the request for approval of the Offer with the CNV, along with such documentation required by the relevant regulations for such purposes.

This communication may not be distributed in or into the United States of America or otherwise to U.S. persons. The Offer referenced herein is not being made, directly or indirectly, in or into the United States, or by use of the United States mails, or by any means or instrumentality (including, without limitation, the post, facsimile transmission, telex and telephone or electronic transmission by way of the internet or otherwise) of United States interstate or foreign commerce, or of any facility of a United States national securities exchange. The Offer cannot be accepted by any such use, means or instrumentality or from within the United States. No U.S. person, and not person acting for the account or benefit of any U.S. person shall be permitted to accept the Offer. Neither this document nor any related documents are being mailed or otherwise distributed or sent in or into the United States. Persons receiving such documents (including custodians, depositaries, nominees and trustees) must not distribute or send them in, into or from the United States or to any U.S. person, and doing so may render invalid any purported acceptance. This communication is not an extension of the Offer in the United States.

Sincerely,

Empresa Distribuidora y Comercializadora Norte S. A. (EDENOR)

Jaime J. Barba

Attorney-in-Fact

Buenos Aires, October 24, 2008

To:

COMISIÓN NACIONAL

DE VALORES

Re: Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR). Launch of Public Tender Offer to Repurchase Shares.

Ladies and gentlemen:

I am addressing this communication to the Comisión Nacional de Valores (the “CNV”) in my capacity as attorney-in-fact of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (hereinafter the “Company” or “Edenor”) and in compliance with articles 2 and 3 of chapter XXI of the CNV Rules, to inform you that, at a meeting held on October 23, 2008, the Board of the Company decided to launch a public tender offer to repurchase its shares (the “Offer”) within the terms of Article 29, Chapter XXVII, Book 9 of the CNV Rules, all in accordance with Article 68 of Law 17,811 (as updated by Decree 677/2001).

The following are the main terms and conditions for the share repurchase of Edenor within the framework of the Offer, which will be further supplemented by the terms of any future announcements of the share repurchase public offer to be done by the Company in compliance with the CNV Rules:

•               Purpose of the Offer: The purpose of the Offer is to advance the best interests of the shareholders, who will increase their share in the assets and results of the Company at an implicit purchase price of those assets substantially lower than their book value (which reflects the acquisition cost originally paid by the Company) and, additionally, at a substantially lower value in relation to the regulated asset base in accordance with the current legal and regulatory framework.

•               Maximum amount to be invested: Up to AR$ 45,000,000.

•               Maximum amount of shares subject to the Offer: Up to 90,645,510 Class B and/or Class C common shares of the Company, each with a nominal value of AR$ 1 (one peso) per share and with right to 1 (one) vote (the “Shares”), which represent 10% of the capital stock of the Company.

•               Price to be paid for the Shares subject to the Offer: The price to be paid for the Shares subject to the Offer shall be determined by the Board of the Company on the date the Offer is approved by the CNV, and it shall be informed to the general public through the publications required by the applicable rules in respect of the approval of the Offer (including any modifications to the Offer required by the CNV). This price shall be within a range of AR$ 0.10 and AR$ 1 per Share.

•              Term of the Offer: The term of the Offer shall be five (5) trading days from the day after the date on which approval of the Offer by the CNV is obtained. However, (i) as this is an offer to purchase a maximum amount of shares, the expiration date shall be advanced (and the term of the Offer shall be reduced) to such date on which the maximum amount of shares subject to the Offer have been tendered (the “Expiration Date”), or (ii) if at the time of the expiration of the Offer the Company has not acquired the maximum amount of Shares subject to the Offer, the Company may elect to further extend the Offer as permitted by the applicable rules and subject to the relevant regulatory approvals and communications (the “Term of the Offer”).

•               Procedure for Acceptance and Adjudication: Tenders of shares (each, an order to sell) shall be adjudicated on a daily basis at the close of each trading day during the Term of the Offer, and such adjudication shall be definitive. The Company shall purchase from each shareholder those Shares tendered by such shareholder in the Offer; provided, however, that when the total number of orders to sell submitted during the entire Term of the Offer (subject to any reduction in accordance with section (i) of the title “Term of the Offer”) exceeds the maximum amount of Shares subject to the Offer, the orders to sell submitted during the Expiration Date shall be adjudicated on a pro rata basis among those shareholders who submitted orders to sell on the Expiration Date, and the pro rata adjudication shall be made taking into account: (i) the percentage that the orders to sell of each shareholder represents over the total amount of orders to sell received on the Expiration Date, and (ii) the amount of Shares subject to the Offer that remains available after execution of the adjudications of the orders to sell made during the Term of the Offer during the trading days preceding the Expiration Date, if any. The electronic negotiation system “SINAC” (Sistema Integrado de Negociación Asistida por Computador) of the Mercado de Valores de Buenos Aires shall be used for the registration of the effective purchases of Class B Shares made by the Company within the terms of the Offer, which shall be made on the next trading day immediately following the adjudication date. The Class B shareholders who wish to accept the Offer shall have to process their orders to sell through their stock exchange agents. For such purposes, the Company shall communicate the appointment of one or more stock exchange agents (the “Stock Exchange Agents”) who shall be in charge of the coordination of the Offer. The Class C shareholders who wish to accept the Offer shall have to communicate their orders to sell to the Stock Exchange Agents to the addresses to be communicated, where they will have available the relevant order to sell forms and the relevant drafts of the share purchase agreements for the Class C Shares to be signed by the Class C shareholders (along with any other document required by Caja de Valores S.A. in its capacity as register agent for the shares of the Company) to the extent that their orders to sell are adjudicated in accordance with this title. Such documents are available at the Company’s address, located at Azopardo 1025, piso 15, Ciudad Autónoma de Buenos Aires. The liquidation of the purchases shall be made within the term of seventy two (72) trading hours following (i) the registration of each purchase with the “SINAC”, in the case of the purchases of Class B Shares, and (ii) following the execution of the relevant share purchase agreement, in the case of the purchases of Class C Shares.

•               Origin of the funds: The share purchases shall be made by the Company with retained earnings as set forth in the financial statements for the six-month period ended on June 30, 2008, which were approved by the Board of the Company at the meetings held on August 6 and 7, 2008. The Company possesses the liquidity and capital resources necessary to consummate the Offer.

2

•               Conditions to the Offer: Subject to the terms and conditions of the Offer, the Offer shall be irrevocable for the total amount of Shares during the term referenced to in the title “Term of the Offer”. The Offer is subject to the ability of the accepting shareholders (i) to freely dispose of their Shares, and (ii) to transfer the Shares to the Company free of any lien, encumbrance, injunction or restriction, as a consequence of having complied with all and any procedures and requirements required to dispose of them.

•               Amount of outstanding shares: For information purposes, it is hereby informed that as of the date of this communication, the Company has 906,455,100 issued and outstanding shares.

•              Limits to the Offer: The Offer shall be made exclusively in the territory of the Republic of Argentina and in conformity with the LOP and any other applicable regulation in the Republic of Argentina and, consequently, the Offer does not constitute an offer to purchase or a solicitation of an offer to sell shares of the Company (including, without limitation, American Depository Shares (ADSs) or American Depository Receipts (ADRs)) in the United States of America or in any other jurisdiction in which such offers or solicitations are illegal or are restricted to any extent, and measures reasonably necessary to avoid the extension of the Offer to such jurisdictions shall be implemented in conformity with applicable laws and regulations.

•               Internal Communication: Directors, syndics and executive officers shall be informed that, pending the decision of the Company to repurchase its shares, they may not directly or indirectly sell those shares that they own or administer.

It is hereby informed that the Offer is subject to the obtainment of the relevant regulatory authorizations, which have not been granted as of the date of this communication. Edenor shall timely proceed to file the request for approval of the Offer with the CNV, along with such documentation required by the relevant regulations for such purposes.

This communication may not be distributed in or into the United States of America or otherwise to U.S. persons. The Offer referenced herein is not being made, directly or indirectly, in or into the United States, or by use of the United States mails, or by any means or instrumentality (including, without limitation, the post, facsimile transmission, telex and telephone or electronic transmission by way of the internet or otherwise) of United States interstate or foreign commerce, or of any facility of a United States national securities exchange. The Offer cannot be accepted by any such use, means or instrumentality or from within the United States. No U.S. person, and not person acting for the account or benefit of any U.S. person shall be permitted to accept the Offer. Neither this document nor any related documents are being mailed or otherwise distributed or sent in or into the United States. Persons receiving such documents (including custodians, depositaries, nominees and trustees) must not distribute or send them in, into or from the United States or to any U.S. person, and doing so may render invalid any purported acceptance. This communication is not an extension of the Offer in the United States.

Sincerely,

Empresa Distribuidora y Comercializadora Norte S. A. (EDENOR)

Jaime J. Barba

Attorney-in-Fact

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: October 27, 2008